UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Earlyworks Co., Ltd.’s Extraordinary General Meeting of Shareholders

At the 2023 extraordinary general meeting of shareholders of Earlyworks Co., Ltd. (the “Company”) held at 11:00 a.m. on October 31, 2023 (JST), the shareholders of the Company approved and adopted the following resolutions:

1.	the election of Mr. Masayoshi Gomita as an independent director of the Company (“Resolution One”); and

2.	the election of Mr. Shinpei Ogose as a company auditor of the Company (“Resolution Two”).

A total of 10,552,915 votes, representing approximately 70.17% of the votes exercisable as of September 6, 2023, the record date, were present in person or by proxy at the Company’s 2023 extraordinary general meeting of shareholders. The results of the votes were as follows:

Resolution	For	Against
Resolution One	9,952,382	600,533
Resolution Two	9,956,082	596,833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: November 6, 2023	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)